Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au


07023941


SEC MAIL
RECEIVED
PROCESSING
MAY 18 2007
WASH, D.C.
186
SECTION

Tuesday 8 May, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir or Madam

Please find enclosed company announcement, Appendix 4C Commitments Test Entity, released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY).

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au


SEC MAIL
RECEIVED
PROCESSING
MAY 18 2007
WASH. D.C.
186
SECTION

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday 30 April, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

Appendix 4C Commitments Test Entity

Attached is Appendix 4C, being EnviroMission's Quarterly Test Entity Report for the quarter ended 31 March, 2007.

Ends.

Ian Riley
Company Secretary
Chief Financial Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	31 MARCH 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	-	
		(b) advertising and marketing	-	-
		(c) research and development	(43)	(62)
		(d) leased assets	-	(1)
		(e) other working capital	(155)	(463)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received			-
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other – R & D tax offset refund			
	Net operating cash flows		**(198)**	**(526)**

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(198)**	**(526)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(14)	(15)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(14)**	**(15)**
1.14	**Total operating and investing cash flows**	**(213)**	**(541)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		130
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	253	455
1.18	Repayment of borrowings	-	-
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**253**	**585**
	Net increase (decrease) in cash held	**41**	**44**
1.21	Cash at beginning of quarter/year to date	3	-
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**44**	**44**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	24
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:

- Remuneration of the Executive Chairman/Chief Executive Officer - $23,727
-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities-short term	649	649
3.2	Credit standby arrangements	20,000	Nil

NOTES:

In December 2005 the Company concluded an agreement for an equity line credit facility of $20 million for a term of 3 years. The securing of the $20 million equity line credit facility was announced to the market on 15 December 2005. The company has not drawndown against the facility this quarter.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	44	3
4.2	Deposits at call	0	0
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	**44**	**3**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 30-04-2007
Company Secretary

Print name: Ian Riley..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END